UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Trevi Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89532M101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532M101	Page 2 of 17

1.	Name of reporting persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 3 of 17

1.	Name of reporting persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 4 of 17

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 5 of 17

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 6 of 17

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 7 of 17

1.	Name of reporting persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 8 of 17

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 9 of 17

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 10 of 17

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 11 of 17

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,676,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,676,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,676,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

3	This percentage is calculated based upon the sum of (i) 72,591,917 shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 4,254,278 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 89532M101	Page 12 of 17

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP II LP”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment II”), Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management II”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP II LP, VHCP Co-Investment II, VHCP III LP, VHCP Co-Investment III, VHCP EG, VHCP Management II and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of Trevi Therapeutics, Inc.

Item 1.

(a)	Name of Issuer

Trevi Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

195 Church Street, 16th Floor

New Haven, CT 06510

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management II, LLC

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

89532M101

CUSIP No. 89532M101	Page 13 of 17

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of September 30, 2024:

Venrock Healthcare Capital Partners II, L.P.	7,676,934	(1)
VHCP Co-Investment Holdings II, LLC	7,676,934	(1)
Venrock Healthcare Capital Partners III, L.P.	7,676,934	(1)
VHCP Co-Investment Holdings III, LLC	7,676,934	(1)
Venrock Healthcare Capital Partners EG, L.P.	7,676,934	(1)
VHCP Management II, LLC	7,676,934	(1)
VHCP Management III, LLC	7,676,934	(1)
VHCP Management EG, LLC	7,676,934	(1)
Nimish Shah	7,676,934	(1)
Bong Koh	7,676,934	(1)

(b)	Percent of Class as of September 30, 2024:

Venrock Healthcare Capital Partners II, L.P.	9.99%
VHCP Co-Investment Holdings II, LLC	9.99%
Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management II, LLC	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of September 30, 2024:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 89532M101	Page 14 of 17

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	7,676,934	(1)
VHCP Co-Investment Holdings II, LLC	7,676,934	(1)
Venrock Healthcare Capital Partners III, L.P.	7,676,934	(1)
VHCP Co-Investment Holdings III, LLC	7,676,934	(1)
Venrock Healthcare Capital Partners EG, L.P.	7,676,934	(1)
VHCP Management II, LLC	7,676,934	(1)
VHCP Management III, LLC	7,676,934	(1)
VHCP Management EG, LLC	7,676,934	(1)
Nimish Shah	7,676,934	(1)
Bong Koh	7,676,934	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	7,676,934	(1)
VHCP Co-Investment Holdings II, LLC	7,676,934	(1)
Venrock Healthcare Capital Partners III, L.P.	7,676,934	(1)
VHCP Co-Investment Holdings III, LLC	7,676,934	(1)
Venrock Healthcare Capital Partners EG, L.P.	7,676,934	(1)
VHCP Management II, LLC	7,676,934	(1)
VHCP Management III, LLC	7,676,934	(1)
VHCP Management EG, LLC	7,676,934	(1)
Nimish Shah	7,676,934	(1)
Bong Koh	7,676,934	(1)

(1)	Consists of (i) 549,374 shares and 263,223 shares issuable upon the exercise of immediately exercisable Warrants held by Venrock Healthcare Capital Partners II, L.P., (ii) 222,619 shares and 106,665 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 1,188,275 shares and 1,257,818 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 118,894 shares and 125,843 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,343,494 shares and 2,500,729 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise.

VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management II, LLC, VHCP Management III, LLC and VHCP Management EG, LLC.

CUSIP No. 89532M101	Page 15 of 17

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 89532M101	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Venrock Healthcare Capital Partners II, L.P.			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	General Partner

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			VHCP Co-Investment Holdings III, LLC

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	Manager		Its:	Manager

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.			VHCP Management EG, LLC

By:	VHCP Management EG, LLC		By:	/s/ Sherman G. Souther
Its:	General Partner			Name:	Sherman G. Souther
				Its:	Authorized Signatory
By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther
	Its:	Authorized Signatory

VHCP Management II, LLC			VHCP Management III, LLC

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

Nimish Shah			Bong Koh

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Sherman G. Souther, as attorney-in-fact			Sherman G. Souther, as attorney-in-fact

CUSIP No. 89532M101	Page 17 of 17

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit B to Schedule 13G filed on April 21, 2022)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed on April 21, 2022)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on April 21, 2022)